UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2006
Commission File Number: 000-51509
POINTS INTERNATIONAL LTD.
179 John Street, 8th Floor
Toronto, Ontario
M5T 1X4
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40 F.     Form 20-F  ☐  Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes  ☐  No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐  No  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes  ☐  No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE:
EXHIBIT INDEX
EX-99.1: PRESS RELEASE

SIGNATURE:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTS INTERNATIONAL LTD.
March 08, 2006

	By:	/s/ Steve Yuzpe
Mr. Steve Yuzpe
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release — Points International to Announce Fourth Quarter and Year-end Results on Monday, March 13th